January 27, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Charles Eastman

         Ms. Melissa Raminpour

Re:	VIASAT INC

Form 10-K for the period ended March 31, 2020

Filed May 29, 2020

File No. 000-21767

Ladies and Gentlemen:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of Viasat, Inc. set forth in your letter, dated January 12, 2021. In order to facilitate your review of our response, we have restated the Staff’s comment in this letter.

Form 10-K for the period ended March 31, 2020

Notes to the Consolidated Financial Statements

Disaggregation of revenue, page F-17

1. Staff’s comment: We note you disaggregate revenue by product and service within your three reportable segments. Please tell us what consideration you gave to further disclose revenue by major product lines pursuant to the guidance in 606-10-50-5 and 606-10-55-90 and 55-91. For example, we note that your Satellite Services service revenues includes the in-flight services (IFC) product line, which has been a topic of discussion on your earnings calls and appears to be affected by economic factors.

Response: We respectfully acknowledge the Staff’s comment. In summary, we have evaluated the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 with respect to additional disclosures of disaggregated revenues and determined that the various revenue disaggregation disclosures we currently report are appropriate. Further, with respect to our IFC service revenues reported in our Satellite Services segment, we note the underlying economic nature of these revenues and related agreements is similar to our other connectivity services and that further disaggregation of service revenues between our different connectivity service offerings would therefore not be meaningful to investors to understand our business activities, historical performance or future prospects. Moreover, our IFC service line constitutes an immaterial portion of our total revenues, as discussed further below.

When evaluating our disclosure requirements, we considered what were the primary economic factors (such as type of customer, geographical location of our customer, and types of contract as described in ASC 606-10-50-7) that affect the nature, amount, timing and uncertainty of revenue and our cash flows. In assessing the categories that might be appropriate to include, we considered, among other things, the following examples set forth in ASC 606-10-55-91:

55-91 Examples of categories that might be appropriate include, but are not limited to, all of the following:

a. Type of good or service (for example, major product lines)

b. Geographical region (for example, country or region)

c. Market or type of customer (for example, government and nongovernment customers)

d. Type of contract (for example, fixed-price and time-and-materials contracts)

e. Contract duration (for example, short-term and long-term contracts)

f. Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

g. Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries)

Both our product and service revenues are generated across many different markets, geographies and customer sets. Accordingly, we disaggregate our revenue categories in accordance with ASC 606-10-55-91 as follows:

a. Type of good or service (for example, major product lines):

•	Our revenues are generated from the sale of both products and services, and we therefore disaggregate our revenues by product and service revenues on the face of our income statement (page F-5).

•

As both our products and services are sold for government and commercial applications, we further disaggregate our product and service revenues across government and commercial markets, as reflected by our reporting of products and services for government applications and government customers in our Government Systems segment; see Note 1 – The Company and a Summary of Its Significant Accounting Policies – Revenue recognition – Disaggregation of revenue (page F-18).

•

We further disaggregate our service revenues for commercial applications by disaggregating service revenues that are associated with the provision of satellite-based connectivity services (which are reported in our Satellite Services segment) from service revenues associated with other commercial applications such as specialized satellite and equipment support services (which are reported in our Commercial Networks segment); see Note 1 – The Company and a Summary of Its Significant Accounting Policies – Revenue recognition – Disaggregation of revenue (page F-18).

b. Geographical region (for example, country or region):

•

We also consider the geographical dispersion of our revenues and disaggregate our revenue by revenues generated in the United States from our revenues generated outside the United States. We do not further disaggregate our foreign revenue as our revenue generated in each foreign country is individually insignificant. See Note 15 – Segment Information (page F-43).

c. Market or type of customer (for example, government and nongovernment customers):

•	As noted above, we disaggregate our revenues by those generated from government customers and commercial (non-governmental) customers.

•

We also disaggregate revenues by those directly associated with sales to the U.S. government as an individual customer (which comprised 30% of our total revenues for the fiscal year ended March 31, 2020) versus revenues from other customers. This is due to the unique nature, regulatory requirements and significance of the U.S. government as a customer relative to our overall revenues. See Note 1 – The Company and a Summary of Its Significant Accounting Policies – Revenue recognition – Disaggregation of revenue (page F-18).

d. Type of contract (for example, fixed-price and time-and-materials contracts):

•

Due to the diverse nature of our business, we sell products and services under various forms of agreements. Some of our contracts have fixed pricing (with Viasat bearing the risk of cost overruns), whereas others have pricing set on a cost-plus or time-and-materials basis. We therefore provide additional disclosures related to the percentage of revenues recorded under fixed-price contracts versus other contract types. See Note 1 – The Company and a Summary of Its Significant Accounting Policies – Revenue recognition – Disaggregation of revenue (page F-18).

e. Contract duration (for example, short-term and long-term contracts):

•

We also provide additional disclosures regarding contract duration, with the majority of our long-term contracts being development-related customer agreements reported in our Commercial Networks and Government Systems segments. See Note 1 – The Company and a Summary of Its Significant Accounting Policies – Revenue recognition – Disaggregation of revenue (page F-18).

f. Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time):

•	The majority of our revenue is recognized over time.

•

Substantially all of our service revenue is recognized over time, based on the level of service our customers demand on monthly basis, with corresponding monthly payments due from our customers. See the discussion on the timing of service revenue recognition in Note 1 – The Company and a Summary of Its Significant Accounting Policies – Revenue recognition – Performance obligations (page F-15).

•

The majority of our product revenue is recognized on a point-in-time basis when control of goods is transferred to our customers. However, product revenue also includes revenue from long-term development contracts, which is recognized over time. We disaggregate product revenue, and further disaggregate revenue recognized from over-time development contracts as a percent of total revenues. See Note 1 – The Company and a Summary of Its Significant Accounting Policies – Revenue recognition; Disaggregation of revenue (page F-18). The timing of revenue recognition for both point-in-time and development-based over-time products is also discussed in Note 1 – The Company and a Summary of Its Significant Accounting Policies – Revenue recognition – Performance obligations (page F-15 and F-16).

g. Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries):

•	Due to the diversity of our business, nearly all our product and service lines have multiple sales and distribution channels.

•

We note that the most unique channel with respect to a sales process relates to our sales to the U.S. government, due to the regulation involved with providing certified cost and price data, unique contracting and bid requirements, customer audit rights, and other unique contract compliance regulations, which may change the timing of revenues and cash payments under the terms of these contracts versus our other agreements.

•

Accordingly, we have properly disaggregated revenues associated with this channel in our sales to U.S. government disclosures (which comprised 30% of our total revenues for the fiscal year ended March 31, 2020). See Note 1 – The Company and a Summary of Its Significant Accounting Policies – Revenue recognition – Disaggregation of revenue (page F-18).

As our business continues to diversify and grow, we consider the extent (if any) to which our revenues should be further disaggregated, recognizing that ASC 606-10-55-89 further notes:

Consequently, the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers.

As noted above, we have disaggregated our service revenue from satellite-based connectivity service contracts for non-governmental customer sets in our Satellite Services segment. As discussed in our Form 10-K, our Satellite Services segment includes the provision of satellite-based high-speed broadband connectivity services to fixed, mobile, foreign, domestic, large and small customer sets, whether on the ground, in the air or on the move.

With respect to our IFC service revenues within our Satellite Services segment, we assessed the extent to which the underlying terms of our IFC service contracts differ from our other satellite-based connectivity service contracts in terms of the overall nature and timing of associated revenues and cash flows and uncertainties related thereto. We determined that the vast majority of our satellite-based connectivity service contracts (whether for ground-based or in-air satellite bandwidth connectivity) reflect similar economic terms: revenue is generated on a month-to-month basis based on the levels of service provided, and have month-to-month payment terms that result in similar cash flow trends. While different customer sets may see increases or decreases in bandwidth/service level demand in a given period based on each customer’s individual connectivity needs and circumstances, resulting in corresponding movements in our revenues and cash flows in that period, we determined that the fundamental nature of the agreements, the satellite service earnings process and cash payment trends are similar across all of our current line of satellite-based connectivity services.

We also note that revenues from our IFC satellite-based connectivity service contracts are not material to our business. Service revenues in our Satellite Services segment from customers who were most negatively impacted by the COVID-19 pandemic (which include our commercial airline customers) represented less than 8% of our total revenues for the fiscal year ended March 31, 2020 (which period did not include negative impacts from the COVID-19 pandemic until mid-March 2020) and less than 4% of our total revenues for the six months ended September 30, 2020.

Additionally, in accordance with ASC 606-10-55-90, we considered discussions in our recent earnings calls associated with our IFC business. Viasat is a new entrant to the commercial IFC market. As a result, from time to time we provide information to investors regarding our progress in bringing high capacity Ka-band services to these environments, gaining customer traction and market share in this new market, discussions around new airline customers and related connected aircraft updates, etc. The purpose of these discussions and disclosures is to provide investors with insights into our progress in gaining market share and reach into this global opportunity set. For example, the total number of commercial aircraft globally is a widely published number and benchmark (known to be approximately 20,000 aircraft today), and therefore information regarding our number of connected aircraft and expected future aircraft installations and activations provides investors with a benchmark to assess our market penetration and traction to date. However, as discussed, above, we do not provide disaggregated revenues for in-air (IFC) satellite connectivity services, as the underlying nature of our satellite-based connectivity agreements with commercial airlines is substantially similar to that of our other satellite-based connectivity agreements with ground-based and other customers in our Satellite Services segment.

We also note that we developed our satellite network capabilities to specifically address fluctuating demand across our satellite service customer base by designing our satellites to support flexible bandwidth allocation capabilities across different geographies and markets. These foundational networking capabilities, coupled with the similar nature of our satellite service underlying agreements, allow us to preserve and grow our satellite service line and to better manage fluctuations in demand from different customers or resulting from external events, such as the COVID-19 pandemic, that may affect one customer differently from others. This is exemplified by the continued revenue growth of our satellite service line during the pandemic, as overall demand for bandwidth has continued to grow consistent with long-term trends. Accordingly, as it pertains to ASC 606-10-55-89, we believe the underlying nature of our satellite-based connectivity service contracts for non-governmental customers across our satellite service line offerings is similar as they primarily reflect the provision of satellite-based bandwidth/connectivity services that is sourced principally through our owned and operated satellite fleet and associated ground networks on a month-to-month basis, with revenues and cash payments recorded and received monthly. Therefore, the earnings process and other underlying economic factors for our satellite-based connectivity services are similar and they are appropriately disaggregated as service revenues in our Satellite Services segment.

As our business continues to grow and diversify, we will continue to review our disaggregated revenue disclosures and adjust those disclosures as appropriate to reflect changes that may occur over time to the underlying economic nature of our agreements and the impact to our consolidated revenues and cash flows in accordance with ASC 606-10-50-5 and 606-10-55-90 and 55-91, respectively.

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Please contact the undersigned at (760) 476-2244 if you have any further questions or require any further information.

Very truly yours,

/s/ Shawn Duffy
Shawn Duffy
Senior Vice President and Chief Financial Officer